Exhibit 21.1

Subsidiaries of Sanara MedTech Inc.

1.
Cellerate, LLC, a Texas a limited liability company
2.
Wound Care Innovations, LLC, a Nevada limited liability company
3.
United Wound and Skin Solutions, LLS, a Delaware limited liability company
4.
Pixalere Healthcare USA, LLC, a Delaware limited liability company
5.
Sanara Pulsar, LLC, a Texas limited liability company
6.
Sanara Biologics, LLC, a Texas limited liability company